Press Release

HARVEST OPERATIONS ANNOUNCES THIRD QUARTER 2014
FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA – NOVEMBER 14, 2014: Harvest Operations Corp. (Harvest or the Company) announces its financial and operating results for the third quarter ended September 30, 2014.

This press release serves as notification that the interim unaudited consolidated financial statements and Management’s Discussion and Analysis (MD&A) for the third quarter ended September 30, 2014 are available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

CONFERENCE CALL:
Harvest will be holding a conference call to discuss our third quarter 2014 results at 9:00 a.m. Mountain Standard Time (11:00 a.m. Eastern Standard Time) on November 19, 2014. Callers may dial 1-866-225-2055 (international callers or Toronto local dial 416-340-2219) a few minutes prior to start and request the Harvest conference call. The call will be available for replay by dialing 1-800-408-3053 (international callers or Toronto local dial 905-694-9451) and entering the passcode 5574701.

INVESTOR & MEDIA CONTACTS:
John Wearing, Chief Operating Officer
Email: john.wearing@harvestenergy.ca
Toll Free Investor Mailbox: (866) 666-1178
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Website: www.harvestenergy.ca